UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

NeoMedia Technologies, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
640505301
(CUSIP Number)
J. Michael Cline
JMC Holdings, L.P.
51 Madison Avenue, 31st Floor
New York, New York 10010
(646) 282-3131
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 3, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	640505301

1	NAMES OF REPORTING PERSONS JMC Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		0[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (See Item 5 below)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0[1]

WITH	10	SHARED DISPOSITIVE POWER

0 (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,443,299[1] Shares of Common Stock (See Item 5 below)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.1%[2] (See Item 5 below)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1 Shares are held directly by JMC Holdings, L.P.   J. Michael Cline is the General Partner of JMC Holdings, L.P. (See Item 5 below.)
2 Based on 25,678,877 shares of Common Stock outstanding as of December 31, 2010 as informed by NeoMedia Technologies, Inc. on January 6, 2011. (See Item 5 below.)

CUSIP No.	640505301

1	NAMES OF REPORTING PERSONS J. Michael Cline

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		6,443,299[3]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (See Item 5 below)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,443,299[3]

WITH	10	SHARED DISPOSITIVE POWER

0 (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,443,299[3] Shares of Common Stock (See Item 5 below)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.1%[4] (See Item 5 below)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
3 Based on ownership of 375 shares of Series C Convertible Preferred Stock. (See Item 5 below.)
4 Based on 25,678,877 shares of Common Stock outstanding as of December 31, 2010, as informed by NeoMedia Technologies, Inc. on January 6, 2011. (See Item 5 below.)

CUSIP No.	640505301

Item 1.	Security and Issuer
This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of NeoMedia Technologies, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is Two Concourse Parkway, Suite 500, Atlanta, GA 30328.

Item 2.	Identity and Background
(a) — (c) This statement is being filed by JMC Holdings, L.P., a Delaware limited partnership (“JMC”), and J. Michael Cline (“Mr. Cline”) (JMC and Mr. Cline collectively, the “Reporting Persons”). JMC is primarily engaged in the business of investing partnership assets in securities, businesses, real estate interests and other investment opportunities. Mr. Cline is the General Partner of JMC and the founding managing partner of Accretive, LLC, a venture capital firm. The principal business address of the Reporting Persons is c/o Accretive, LLC, 51 Madison Avenue, 31st Floor, New York, New York 10010.
(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) JMC is a Delaware limited partnership. Mr. Cline is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration
As of December 31, 2010, Mr. Cline submitted a redemption request to YA Global Investments (U.S.), LP (“YA Global”), a private equity fund, for funds previously invested by the Reporting Persons with YA Global. On January 3, 2011, Mr. Cline received a letter from YA Global informing him that the redemption request would be satisfied through an in-kind distribution of securities held by YA Global (the “In-Kind Distribution”). Securities received by the Reporting Persons pursuant to the In-Kind Distribution were valued by YA Global as of the close of business on December 31, 2010 at $420,000, and included, among other securities received by the Reporting Persons, 375 shares of Series C Convertible Preferred Stock, par value $0.01 per share (the “Preferred Stock”), of the Issuer valued by YA Global at $375,000. As a result of the In-Kind Distribution, the Reporting Persons may be deemed to have acquired beneficial ownership of 375 shares of Preferred Stock.
No funds, including any borrowed funds, were used by the Reporting Persons for the acquisition of any securities of the Issuer.

Item 4.	Purpose of Transaction
The Reporting Persons acquired the Preferred Stock in lieu of receiving cash after redeeming a portion of their investment in YA Global as described above under Item 3. Depending on the Reporting Persons’ evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors, the Reporting Persons will from time to time explore opportunities for liquidating all or a portion of its equity ownership in the Issuer.
Other than as set forth in this Schedule 13D, the Reporting Persons have no plans or proposals as of the date of this filing which relate to, or would result in, any of the actions or matters set forth in subparagraphs (a) — (j) of Item 4 of Schedule 13D.

CUSIP No.	640505301

Item 5.	Interest in Securities of the Issuer
The information set forth or incorporated in Items 2, 3, 4, 5 and 6 is hereby incorporated herein by reference.
(a) Based on information provided by the Issuer, on January 6, 2011, 25,678,877 shares of Common Stock were outstanding as of December 31, 2010. The Reporting Persons own 375 shares of the Preferred Stock, which is convertible into Common Stock at the request of the holder pursuant to the Certificate of Designation of the Preferred Stock (the “Certificate of Designation”).
The Certificate of Designation provides that each share of the Preferred Stock is convertible into Common Stock of the Issuer equal to the quotient of the liquidation amount divided by the conversion price. The liquidation amount is equal to one thousand dollars ($1,000) per share of Preferred Stock. The conversion price is equal to, at the option of the holder, the lesser of (i) fifty cents ($0.50) or (ii) 97% of the lowest closing bid price of the Common Stock for the one hundred twenty-five (125) trading days immediately preceding the date of conversion, as quoted by Bloomberg LP. The Certificate of Designation further provides that no holder of the Preferred Stock shall be entitled to convert the Preferred Stock to the extent that such conversion would cause the aggregate number of shares of Common Stock beneficially owned by such holder to exceed 9.99% of the outstanding shares of Common Stock following such conversion (which provision may be waived by such holder by written notice from such holder to the Issuer, which notice shall be effective sixty-one (61) days after the date of such notice).
Assuming a conversion price of $0.0582, if the Preferred Stock were to be converted as of the date hereof, the Reporting Persons would own 6,443,299 shares of Common Stock of the Issuer which would represent approximately 20.1% of the total shares of Common Stock outstanding at such time. However, as noted above, the Certificate of Designation prohibits the Reporting Persons from converting the Preferred Stock to the extent such conversion would result in the Reporting Persons, beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended and the rules promulgated thereunder) in excess of 9.99% of the then issued and outstanding shares of Common Stock.
(b) The Preferred Stock has voting rights on an as converted basis together with the Common Stock shareholders and as otherwise provided under the laws of the State of Delaware. Mr. Cline, as the General Partner of JMC, has the sole voting and dispositive power with respect to the Preferred Stock reported pursuant to this Schedule 13D.
(c) Other than as disclosed in this Schedule 13D none of the Reporting Persons has effected any transaction in the Preferred Stock during the past 60 days.
(d) The Reporting Persons do not know of any person other than the Reporting Persons who has the power to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares described in paragraph (a).
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth or incorporated in Item 3 is hereby incorporated herein by reference.
To the knowledge of the Reporting Persons, except as described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Issuer, including, but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loans or option agreements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

CUSIP No.	640505301

Item 7.	Material to Be Filed as Exhibits
Exhibit 99.1 Joint Filing Agreement of the Reporting Persons.

CUSIP No.	640505301
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 13, 2011

JMC HOLDINGS, L.P.

By:	/s/ J. Michael Cline

Name:	J. Michael Cline
Title:	General Partner

By:	/s/ J. Michael Cline

Name:	J. Michael Cline